GLOBAL COGENIX INDUSTRIAL CORPORATION
214 – 3540 West 41st Avenue
Vancouver, B.C. V6N 3E6
Phone: 604-682-2201
Fax: 604-682-0318

October 5, 2005

05012097

Mr. Paul Dudek
Chief, Office of Internatio
450 5th Street N.W. Mail !
Washington, D.C. 20549

SUPPL

Re: File #82-2990 Rule 12g3-2(b)

RECEIVED
2005 OCT 26 P 3:·1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

We are filing the following documents of the Company.
The Canadian Home Country Reporting Requirements include:

1. Form 51-102F1 – Management Discussion and Analysis
2. Consolidated Financial Statements
3. News Releases

We are therefore filing the following documents.

Quarterly financial statements for the quarter ended:

- July 31, 2005

The number of shares held by United States shareholders is approximately 0.4% of the issued shares of the Company.

Please advise if you require further information.

Yours Truly,
Global Cogenix Industrial Corporation

per A.W. Lilly
President

PROCESSED
OCT 27 2005
THOMSON
FINANCIAL

dlw 10/27


Global
CoGENIX
Industrial Corporation

GLOBAL COGENIX INDUSTRIAL CORPORATION UPDATES PROGRESS ON KEY PROJECTS

Vancouver, B.C., June 17– Global Cogenix Industrial Corporation (GGX:TSX-V) is pleased to provide an informational update to shareholders on progress made in several areas of its business over the past few months.

On the New Jersey project, Solar Cogenix Inc, Global Cogenix's wholly owned US subsidiary, has received approval from the New Jersey Board of Public Utilities to receive the maximum "Clean Energy Program Rebate" on the 500KW Solar Electric System to be installed on CIBA Specialty Chemicals Inc. property at Tom's River, New Jersey.

Arthur W. Lilly, President and CEO, GGX, said "While there have been delays experienced on these types of solar installations, such as increased panel costs that require renegotiations with all parties concerned, due to increased demand, as well as equipment delivery delays, we are pleased with our progress. Receiving approval for the Clean Energy Rebate is an important milestone for GGX."

One of GGX's projects in the wind and solar space is the California 30kW solar/wind hybrid plant in a landfill area. Pacific Gas & Electric have been deluged with rebate applications and therefore GGX has not completed the project. GGX anticipates completion near the end of this year. Another project involving wind and solar is located in Hawaii and is still in the Letter of Intent stage. In Portland Oregon, the Company is still assessing the economics of the impact of the declining US dollar against the Euro given the majority of the equipment for wind generated projects are sourced in Europe. In addition, Oregon is expected to revise some of its regulations regarding wind projects in the near future.

Finally, in the hydro electric project arena, Global Cogenix is continuing hydrology studies in anticipation of tendering a bid on the next RFP (request for proposal) from B.C. Hydro.

About Global Cogenix Industrial Corporation
Global Cogenix Industrial Corporation (GGX:TSX-V) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation; GGX operates as a partner in a seven megawatt hydroelectric generating plant near Boston Bar, British Columbia. GGX has diversified its plans to include solar power and alternative energy generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems in both Canada and the United States. For further information on GGX, please visit the Company's website at www.globalcogenix.com.

-

FOR FURTHER INFORMATION PLEASE CONTACT:

Global Cogenix Industrial Corporation
Arthur W. Lilly, President and CEO
Tel: 604.628.2201
E-mail: awlilly@telus.net
Website: www.globalcogenix.com

CHF Investor Relations
Linda Armstrong, Vice President
Tel: 416.868.1079 ext. 229
Email: linda@chfir.com
Website: wwwchfir.com

If you would like to receive press releases via email please contact: alison@chfir.com

Rule 12g3-2(b)
File #82-2990

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

For the Six Months ended

July 31, 2005
(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Balance Sheets
As at July 31, 2005 (unaudited) and January 31, 2005

	July 31 2005 $	January 31 2005 $
ASSETS		
Current		
Cash	45,953	35,315
Amounts receivable	1,460	832
	47,413	36,147
Deferred project costs	57,240	53,869
Hydroelectric projects	112,500	112,500
Boston Bar Limited Partnership	1,606,078	1,710,664
	1,823,231	1,913,180
LIABILITIES		
Current		
Accounts payable	66,152	105,368
Current portion of long term debt	145,816	138,189
	211,968	243,557
Long term debt	2,180,876	2,252,881
	2,392,844	2,496,448
SHAREHOLDERS DEFICIENCY		
Share capital Note 2 (a)	8,279,829	8,154,888
Contributed surplus Note 2 (b)	302,650	101,391
Deficit	(9,152,092)	(8,839,547)
	(569,613)	(583,268)
	1,823,231	1,913,180

Approved on behalf of the Board of Directors:

"A.W. Lilly" Director

"T.R. Pallone" Director

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Statements of Earnings and Deficit
For the six months ended July 31, 2005 and 2004

	Three Months Ended		*Six Months Ended*	
	July 31		July 31	
	2005	2004	2005	2004
	$	$	$	$
Revenue				
Partnership income	157,752	129,578	197,915	165,970
Expenses				
Communication and shareholder information	24,697	537	35,395	1,115
Consulting and management fees	15,000	15,000	30,000	30,000
Regulatory and transfer fees	3,361	10,454	7,703	14,689
Foreign exchange loss	2,401	-	3,056	-
Interest on long-term debt	61,556	63,838	123,112	127,676
Office and administration	5,369	5,673	10,979	9,326
Professional fees	7,503	5,866	13,734	19,495
Project investigation costs	19,790	15,650	46,490	53,154
Stock based compensation	231,000	-	231,000	-
Travel	4,028	1,332	8,991	2,326
	374,714	118,350	510,460	257,781
Net Income (loss) for the six months	(216,962)	11,228	(312,545)	(91,811)
Deficit - Beginning	(8,935,130)	(8,542,773)	(8,839,547)	(8,439,734)
Deficit – Ending	(9,152,092)	(8,531,545)	(9,152,092)	(8,531,545)
Profit (Loss) per share	(0.011)	0.005	(0.015)	(0.005)
Weighted average number of common shares outstanding	21,457,000	20,000,000	21,457,000	20,000,000

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Statements of Cash Flows
For the six months ended July 31, 2005 and 2004

	Three Months Ended		Six Months Ended	
	July 31		July 31	
	2005	2004	2005	2004
	$	$	$	$
Cash provided by (used in):				
Operating Activities				
Net profit (loss) for the period	(216,962)	11,228	(312,545)	(91,811)
Items not involving cash:				
Stock Based Compensation	231,000	-	231,000	-
Share of income from limited partnership	(157,752)	(129,578)	(197,915)	(165,970)
Changes in other non–cash operating items	2,624	(90,782)	(41,509)	(33,902)
	(141,090)	(209,132)	(320,969)	(291,583)
Investing Activities				
Deferred project costs	(1,705)	-	(1,705)	-
Limited partnership drawings	93,700	93,818	302,500	187,636
	91,995	93,818	300,795	187,636
Financing Activities				
Repayment of long term debt	(32,194)	(29,980)	(64,388)	(59,960)
Issuance of share capital	5,000	183,950	95,200	185,950
	(27,194)	153,970	30,812	(125,990)
Increase (decrease) in cash during period	(76,289)	38,656	10,638	22,043
Cash – beginning	122,242	1,672	35,315	18,285
Cash – ending	45,953	40,328	45,953	40,328
Supplemental cash flow information:				
Interest paid	61,556	63,838	123,112	127,676

See notes to consolidated financial statements

Rule 12g3-2(b)
File No 82-2990

GLOBAL COGENIX INDUSTRIAL CORPORATION
Notes to Consolidated Financial Statements
July 31, 2005

1. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2005. These financial statements follow the same accounting policies and methods as the recent annual financial statements.

Historically, the six months operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2006.

2. SHARE CAPITAL

(a) Authorized

100,000,000 common shares of no par value.

Issued:	Shares	$
Balance January 31, 2005	20,981,165	8,154,888
Stock Options exercised	810,000	81,000
Shares for Debt	142,000	14,200
Fair value of stock options allocated to shares when issued on exercise	-	29,741
	21,933,165	8,279,829

(b) Contributed Surplus

	$
Balance January 31, 2005	101,391
Stock – based compensation on stock options granted during the six months	231,000
Less stock options exercised	(29,741)
Balance, July 31, 2005	302,650

3. OPTIONS AND WARRANTS

As at July 31, 2005 there was 1,625,000 Stock Options and 2,035,000 share purchase warrants outstanding.

Rule 12g3-2(b)
file NO 82-2990

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	GLOBAL COGENIX INDUSTRIAL CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	globalcogenix@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE QUARTER ENDED:	July 31, 2005
DATE OF REPORT:	September 19, 2005

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	05/09/23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

"Thomas R. Pallone"	Thomas R. Pallone	05/09/23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

Rule 12g3 - 2(b)
file NO 82-2990

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended July 31, 2005

Item 1.1 Date

The date of this filing is 19 September 2005, for the quarter ended 31 July 2005.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $312,545 and a loss of $216,962 for the current period compared to a loss for the six months ended July 31, 2004 of $91,811 and a profit for the quarter ended July 31, 2004 of $11,228.

The current quarter and year to date results include an expense of $231,000 for "stock based compensation" which is a calculation based on stock options granted during the period. The purpose of this calculation is to measure and recognize stock options as compensation regardless of whether the options are ever exercised.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the development projects. The continued operations of the Company is dependant upon obtaining additional equity financing until the projects provide sufficient cash flow.
The Company intends to continue relying on these measures to finance its development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant, development of run of river hydroelectric projects near Boston Bar, British Columbia and the development of alternative power projects in the United States.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain sufficient cash flow would have an adverse material effect on the Company's business.

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the six months ended July 31, 2005

Item 1.3 Selected INTERIM Information

	July 31, 2005 $	July 31, 2004 $	July 31, 2003 $
Net Partnership Income	197,915	165,970	228,368
Net Income (loss) for the period	(312,545)	(91,811)	(29,309)
Basic Earnings (loss) per share	(0.011)	(0.005)	(0.005)
Net Assets (After accumulated depreciation) (1)	1,823,231	2,055,128	2,247,908
Total long-term financial liabilities (2)	2,189,876	2,449,559	2,652,408

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.

Notwithstanding that the net investment of investment is shown at July 31, 2005 as $1,606,078 (2004 - $1,854,765), although the original cost was in excess of $3,500,000 and it is management's opinion that the fair market value of the 25% of the investment in the partnership is also approximately $3,500,000.

The investment is periodically reduced through depreciation, interest and drawings by partners.

(2) The long-term debt is on the Boston Bar hydroelectric plant which services the principal and interest payments. The power sales agreement and the mortgage payable both mature in 2014.

Item 1.4 Results of Operations

Quarter Ended July 31, 2005

The net revenue from the company's interest in the power plant was $157,752 for the quarter (2004 - $129,578) while interest, development expenses and administrative expenses of $143,714 and stock based compensation expense of $231,000 resulted in a loss for the quarter of $216,962 compared to a profit of $11,228 for the comparable quarter of 2004.

The 2005 results included interest costs of $61,556 compared to $63,838 for 2004.

Item 1.5 Summary of Quarterly Results

	Three Month Period July 31 2005 $	Three Month Period April 30 2005 $	Three Month Period Jan. 31 2005 $	Three Month Period Oct. 31 2004 $	Three Month Period July 31 2004 $	Three Month Period April 30 2004 $	Three Month Period Jan. 31 2004 $	Three Month Period Oct.31 2003 $
Net Income (loss) for the Period	(216,962)	(95,583)	57,852	(119,763)	11,228	(103,040)	(171,683)	(66,949)
Basic earnings (loss) per share	(0.011)	(0.004)	0.002	(0.006)	0.005	(0.005)	(0.01)	(0.004)

Due to net losses incurred during 2004 and 2005 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at July 31, 2005 of $164,545 including the $145,816 current amount due on the Boston Bar hydroelectric plant, compared to $124,402 as of July 31, 2004.

The current portion of the long-term debt on the power plant included in current liabilities is paid by the Boston Bar Limited Partnership.

The Company issued 50,000 common shares for proceeds of $5,000 for working capital purposes during the period.

The net effect of these transactions was a decrease in cash of $45,953 for the quarter ended July 31, 2005 compared to an increase in cash of $38,656 for the comparable July 2004 quarter.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments but has entered into a Memorandum of Understanding with two development groups to provide up to U.S.$300,000 to develop alternative projects in the United States.

The Company has also entered into a Memorandum of Understanding with a major construction company whom is providing funds used for engineering and environmental issues regarding the completion of studies on Log Creek and Kookipi Creek run of river hydroelectric projects.

Item 1.8 Related Party Transactions

During the three months to July 31, 2005, the Company incurred $15,000 (2004 - $15,000) in remuneration to a company controlled by the President of the Company and $12,000 to a director (three months to July 31, 2004 – $12,000) for consulting services.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.
The following stock options were outstanding at July 31, 2005:

Number of Shares	Type of Option	Exercise Price per Share	Expiry Date
75,000	Non Vesting	$0.10	January 28, 2006
550,000	"	0.10	August 30, 2006
100,000	"	0.15	February 22, 2007
900,000	"	0.35	March 31, 2007
1,625,000			

The weighted average exercise price for options outstanding at July 31, 2005 is $0.24 per share. 50,000 options were exercised at $0.10 per share during the July 31, 2005 quarter.

Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at July 31, 2005:

Number Of Shares	Price per share	Expiry Date
2,000,000	0.14	Oct. 30, 2005
35,000	0.50	Mar. 15, 2006
2,035,000		

1.12 July 31, 2005 Interim MD&A

Global Cogenix Industrial Corporation, (the "Company") is in the hydroelectric generation business through a 25% Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company's operating results for the three months ended July 31, 2005 was a loss of $216,962, which includes a charge of $231,000 for stock based compensation, compared to a profit of $11,228 for the similar three months of 2004.

The operations for the period included the results of the Boston Bar Generating Station for April, May and June 2005 whose revenue amounted to over 100% of target revenue for the quarter.

The Company renewed a Memorandum of Agreement regarding the Log Creek and Kookipi Creek run of river projects with an international construction company, which is involved in the hydroelectric industry in British Columbia. The arrangements include a complete design, build construction and financing.

It is anticipated that B.C. Hydro will announce a Tender Process for electric power in November 2005 and a further call for power in 2006.

In the interval, the Company is continuing hydrology and other environmental matters in order to complete the Provincial B.C. Land and Water requirements needed to construct the power plants.

The Company is in the final stages of completing the feasibility studies for the planned solar power facility to be located in New Jersey, U.S.A. The solar/wind demonstration site at Paso Robles, California has not been completed and the Company is in the process of determining whether to continue this project or to recover the funds expended to date.

1.13 Other M.D.&A. Requirements

Additional information relating to the Company is available on www.sedar.com

Submitted on behalf of the Board of Directors.
Global Cogenix Industrial Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.